INOZYME PHARMA, INC.

321 Summer Street, Suite 400

Boston, MA 02210

November 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Inozyme Pharma, Inc.

Registration Statement on Form S-3

File No. 333-275364

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inozyme Pharma, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-275364), so that it may become effective at 4:30 p.m. Eastern time on November 15, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

INOZYME PHARMA, INC.

By:	/s/ Sanjay Subramanian
Name:	Sanjay Subramanian
Title:	Chief Financial Officer

cc:	Caroline Dotolo, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP